UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$525,000,000
Floating Rate Notes due 15 December 2021
Series No. 797-25-2

(to be consolidated and form a single series with the U.S.$300,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2014, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 December 2015, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 26 June 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 28 November 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 7 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 29 January 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 20 February 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 March 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 April 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 5 June 2018, with the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 13 August 2018, with the U.S.$50,000,000 Floating Rate Notes due 15 December 2021 issued on 14 November 2018, with the U.S.$75,000,000 Floating Rate Notes due 15 December 2021 issued on 20 November 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 30 January 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 February 2019, with

the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 7 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 12 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 February 2019, with the U.S.$500,000,000 Floating Rate Notes due 15 December 2021 issued on 3 February 2020, with the U.S.$250,000,000 Floating Rate Notes due 15 December 2021 issued on 21 February 2020 and with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 April 2020)

Filed pursuant to Rule 3 of Regulation AD
Dated: 21 April 2020

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$525,000,000 principal amount of Floating Rate Notes due 15 December 2021 (Series No. 797-25-2) (the "Notes") (to be consolidated and form a single series with the U.S.$300,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2014, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 December 2015, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 26 June 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 28 November 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 7 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 29 January 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 20 February 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 March 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 April 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 5 June 2018, with the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 13 August 2018, with the U.S.$50,000,000 Floating Rate Notes due 15 December 2021 issued on 14 November 2018, with the U.S.$75,000,000 Floating Rate Notes due 15 December 2021 issued on 20 November 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 30 January 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 February 2019, with the U.S.$150,000,000 Floating Rate Notes

due 15 December 2021 issued on 7 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 12 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 February 2019, with the U.S.$500,000,000 Floating Rate Notes due 15 December 2021 issued on 3 February 2020, with the U.S.$250,000,000 Floating Rate Notes due 15 December 2021 issued on 21 February 2020 and with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 April 2020) of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 17 April 2020 (the "Pricing Supplement"), which was filed previously under a report of the ADB dated 17 April 2020. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 17 April 2019, was filed under a report of the ADB dated 17 April 2019.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045. The calculation agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2.   Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 17 April 2020, the ADB entered into a Terms Agreement, which was filed previously under a report of the ADB dated 17 April 2020, with Merrill Lynch International (the "Manager"), pursuant to which ADB has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating U.S.$525,000,000 for an issue price of 99.861% of the principal amount, plus U.S.$393,750 on account of accrued interest for 36 days from and including 15 March 2020 to but excluding 21 April 2020 (the "Issue Date"). For avoidance of doubt, the aggregate purchase price after the above adjustments shall be U.S.$524,664,000. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 21 April 2020.

The Manager proposes to offer all the Notes to the public at the public offering price of 99.861% of the principal amount, plus U.S.$393,750 on account of accrued interest for 36 days from and including 15 March 2020 to but excluding the Issue Date.

Item 3. Distribution Spread

See the Pricing Supplement, pages 7 and 11, and the Terms Agreement.

	Price to the Public*	Commissions and Concessions	Proceeds to ADB*
Per Unit	99.861%	0.00%	99.861%
Total	U.S.$524,270,250	U.S.$0.00	U.S.$524,270,250

*Plus U.S.$393,750 on account of accrued interest for 36 days from and including 15 March 2020 to but excluding the Issue Date.

Item 4.   Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.   Other Expenses of Distribution

Item   Amount

Legal Fees ....   U.S.$15,000*
*   Asterisks indicate that expenses itemized above are estimates.

Item 6.   Application of Proceeds
See the Prospectus, page 5.

Item 7.   Exhibits

(a)   (i)   Prospectus relating to the Global Medium-Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii)   Pricing Supplement dated 17 April 2020, previously filed under a report of the ADB dated 17 April 2020.

(b)   Copy of an opinion of counsel as to the legality of the Notes.

(c)   (i)   Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011, as amended in a written notice of amendment dated February 23, 2018, previously filed under a report of the ADB dated 24 January 2020.

(ii)   Terms Agreement dated 17 April 2020, previously filed under a report of the ADB dated 17 April 2020.

6

(d)   (i)   Information Statement dated 17 April 2019, previously filed under a report of the ADB dated 17 April 2019.

    (ii)   Prospectus and Pricing Supplement (see (a) above).

21 April 2020

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the Manager (the "Manager") named in the terms agreement dated as of 17 April 2020 between the Asian Development Bank (the "ADB") and the Manager, in connection with the offering by ADB of U.S.$525,000,000 aggregate principal amount of Floating Rate Notes due 15 December 2021 (Series No. 797-25-2) (the "Notes") (to be consolidated and form a single series with the U.S.$300,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2014, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 December 2015, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 26 June 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 28 November 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 7 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 December 2017, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 29 January 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 20 February 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 9 March 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 April 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 18 May 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 5 June 2018, with the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 13 August 2018, with the U.S.$50,000,000 Floating Rate Notes due 15 December 2021 issued on 14

November 2018, with the U.S.$75,000,000 Floating Rate Notes due 15 December 2021 issued on 20 November 2018, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 30 January 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 4 February 2019, with the U.S.$150,000,000 Floating Rate Notes due 15 December 2021 issued on 7 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 12 February 2019, with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 February 2019, with the U.S.$500,000,000 Floating Rate Notes due 15 December 2021 issued on 3 February 2020, with the U.S.$250,000,000 Floating Rate Notes due 15 December 2021 issued on 21 February 2020 and with the U.S.$100,000,000 Floating Rate Notes due 15 December 2021 issued on 15 April 2020) pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the prospectus dated 28 April 2011 relating to the Program and the pricing supplement dated 17 April 2020;

(b) the standard provisions dated as of 28 April 2011, as amended through the date hereof, relating to the issuance of Notes by ADB;

(c) an executed copy of the uniform fiscal agency agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB;

(d) the letter of instruction dated 17 April 2020 from ADB to the FRBNY, authorizing and requesting delivery of the Notes; and

(e) the opinion of the Deputy General Counsel of ADB dated 21 April 2020 delivered to the Manager in connection with the offering of the Notes and the opinion of the General Counsel of ADB dated 9 May 2011 in connection with the commencement of the Program.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in

book-entry form to or on behalf of the Manager and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Manager in our capacity as counsel to the Manager, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. Notwithstanding the foregoing, you may furnish a copy of this opinion letter (with notice to us, which shall be given before furnishing such copy, when practicable) (a) if required by any applicable law or regulation, (b) to any regulatory authority having jurisdiction over you if required by such authority or (c) in connection with any actual or threatened claim against you relating to the offering of the Notes if required to assist you in establishing defenses under applicable securities laws, it being understood and agreed that we assume no duty or liability whatsoever to any person furnished this letter in accordance with this sentence and that any such person is not entitled to rely on this letter in any manner as a result of being furnished this letter or for any other reason. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By  _____

Jeffrey D. Karpf, a Partner